MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010
May 9, 2014
BY EDGAR
Ms. Stephanie Hui
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Funds (SEC File Nos. 333-29511; 811-08261)
Dear Ms. Hui:
The following serves to respond to comments received from you on April 25, 2014 regarding Post-Effective Amendment No. 49 to the Madison Funds (“Trust”) Form N-1A Registration Statement which was initially filed on March 6, 2014. We are responding to your comments by filing with this letter Post-Effective Amendment No. 51 to the Trust’s Form N-1A Registration Statement. We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended. No changes have been made to the Trust’s Form N-1A Registration Statement that would prevent Post-Effective Amendment No. 51 from becoming effective on May 20, 2014 pursuant to Rule 485(b).
Prospectus Comments

1.	Comment: On each “Fund Summary” page, please make the following revisions:

(a)	In the fee table, remove the words “Within 30 Days of Purchase” in the Redemption Fee line item.

(b)
For each of the Target Date Funds in particular, (i) in the “Portfolio Turnover” section, disclose the turnover for each corresponding Ultra Series Fund and explain the basis for including such disclosure (similar to the explanation provided regarding historical performance data for the Ultra Series Funds); (ii) in the “Principal Investment Strategies” section, add the word “initially” to the sentence before the asset allocations so it reads as follows: “…is initially expected to be approximately….”; and (iii) in the “Performance” section, move the second paragraph to come after the first sentence of the first paragraph, and add disclosure to the effect that the expense ratio and investment objective and policies of each Target Date Fund are the same or similar to each corresponding Ultra Series Fund.

(c)
For the International Growth Fund in particular, (i) delete the “No Redemption” columns of the Fee Example; and (ii) in the Principal Investment Strategies” section, in the first sentence, delete the following clause: “…not including the cash position of the fund…”

Response:    These changes have been made.

2.
Comment:     In the “Financial Highlights” section, (i) for the Target Date Funds, incorporate by reference the financial highlights of the corresponding Ultra Series Funds; and (ii) for the International Growth Fund, explain the reason why the predecessor fund’s financials are provided (i.e., because of the fund reorganization).

Response:    These changes have been made.
* * * *
Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement. The Registration Statement is scheduled to go effective automatically on May 20, 2014.
Respectfully submitted,
/s/ Pamela M. Krill
Pamela M. Krill
                        General Counsel and Chief Legal Officer